September 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549
Attention: Erin Wilson, Esq., Examiner
Pamela Howell, Esq., Special Counsel
John Reynolds, Esq., Assistant Director



Re: **ZenVault Medical Corporation**
Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing on September 2, 2011 of Amendment No. 3 (the *Amendment*") to the Company's Offering Statement on Form 1-A. The Form 1-A was originally filed on February 17, 2011 and was amended on February 24, 2011 and March 29, 2011, respectively (collectively, the "*Offering Statement*").

We wish to advise the Staff what will become obvious on review of the Amendment, *i.e.*, that the Company has completely revised and updated the entire Offering Statement such that it now closely resembles the depth and breadth of disclosure in a typical registration statement. While preparing this disclosure delayed the filing of the Amendment, the Company believes that it was important to demonstrate its commitment to complete, accurate, timely, and in-depth disclosure in the Amendment. In this regard, the Company wishes the Staff to note the addition of the financial statements for the ZeroNines Assets Sold. These financial statements reflect the pre-incorporation activities attributable to the assets transferred to the Company following its formation. In addition, updated financial statements through June 30, 2011 are included in the Amendment. The Company is hopeful that the Staff's review time will be expedited as a result of the effort put into the wholesale revision of the Offering Statement in the Amendment.

In order to assist the Staff in its review, we have attached to this transmittal letter a table setting forth the disclosure requirements of Offering Circular Model A and the section and page numbers in the Amendment where the correlating disclosure may be found. The Amendment addresses the Staff's letters of comment dated May 10, 2011 and April 22, 2011 (the "*Comment Letters*"). The text of the Staff's comments from the Comment Letters has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letters.

Comment Letter Dated May 10, 2011

General

1. *On page three of your letter you indicate that ZenVault is "standing by to refund 100% of the funds should that be the best course of action." Please tell us the basis of such refund by ZenVault, acting unilaterally, without the agreement of each investor who has already received securities for his investment. In this regard, it would appear that an investor would need to agree to such refund and, in considering whether or not to return his securities for a refund, would be making a new investment decision. This new investment decision would appear to constitute the offer and sale of securities under the federal securities law, and would need to be registered absent an available exemption. Please tell us the basis for this offer and sale under federal law, and the facts supporting the availability of any exemption you intend to rely upon.*

<u>Response:</u>

Pursuant to telephonic conversations with the Staff, the Company has reduced the aggregate size of the offering and included information regarding the Rescission Offer to be made in conjunction with the Offering. Please see the carryover cover page, pages 10-12, pages 23-24, and pages 45-47 of the Amendment for new disclosure concerning the Rescission Offer.

2. *Paragraph 28 of Mr. Tarutis's affidavit requests that ZenVault "be allowed to withdraw its registration statement under Rule 477, and that the Company may proceed with an alternate offering under Rule 155(c)." Rule 155 applies only to registered offerings, not Regulation A offerings. Furthermore, Rule 155(c) applies where no securities were sold in a registered offering. In your case, you appear to have sold securities in your offering and, for this additional reason, Rule 155(c) does not appear available to ZenVault.*

<u>Response:</u>

The Company understands that the Offering Statement is not a registration statement and, accordingly, that it cannot withdraw the Offering Statement or proceed with an alternate offering under Rule 155. For these reasons, the Company intends to proceed with the Rescission Offer as described in the Amendment.

3. *On page two of your letter you "request the right to convert the ZenVault Reg A Offering into a Reg D Offering." Please tell us the basis for such conversion, including the Regulation D exemption you propose to rely upon and the facts supporting the availability of the exemption. In this regard, please see Rule 502(a) of Regulation D and its note, under which offers and sales made within the six months prior to a Regulation D offering may be integrated with the Regulation D offering under the five factor test.*

<u>Response:</u>

The Company will not be undertaking any offering conversion. As described above and in the Amendment, the Company will conduct the Rescission Offer in conjunction with the Regulation A offering. Please see pages 10-12, pages 23-24, and pages 45-47 of the Amendment.

Comment Letter Dated April 22, 2011

General

1. *We note the disclosure in footnote six to your Financial Statements, which indicates that you have sold a total of $216,000 of Series A Preferred Stock pursuant to this Form 1-A. Please provide a detailed analysis as to the basis for reliance upon this exemption and why you believe this offering does not violate Section 5 of the Securities Act of 1933. It is unclear how you are complying with Rule 251(d) of Regulation A.*

<u>Response:</u>

As discussed in the Amendment, the Company acknowledges that it violated Section 5 of the Securities Act of 1933, as amended, in accepting subscriptions for the Rescission Shares. Accordingly, the Company will be conducting the Rescission Offer as described in the Amendment.

2. *Please revise where appropriate to clarify that the company is issuing preferred stock in this offering. We note the use of the term "units" on pages 26 and 27 to describe the securities underlying the offering.*

<u>Response:</u>

Comment complied with. References to the securities being offered have been conformed as requested.

3. *The financial statements are part of the offering circular. Please revise. In addition, the signatures page should be located at the end of the offering circular, rather than its current location at the end of the Part I Notification information.*

Response:

Comment complied with. The financial statements have been relocated within the offering circular, and the signature page now appears at the end of the offering circular.

4. *Please disclose the name, address and phone number of the agent for service, as required by Form 1-A.*

Response:

Comment complied with. Please see the cover page of the Amendment, which now discloses the name, address and phone number of the agent for service.

5. *Please provide the residential address for Mr. Botdorf. The current disclosure provides the same address for the business and residential addresses.*

Response:

Comment complied with. The Company currently offices out of Mr. Botdorf's residence, which is why these addresses are identical. Clarifying disclosure has been added under "Business – Facilities" on page 44.

6. *The disclosure in response to Question 31 of Model A reflects that Brad Claus is Chief Operations Officer. However, we note that he is not listed in Item 1(b) as an officer.*

Response:

Comment superseded. The "Management" section of the Amendment now sets forth consistent disclosure concerning Mr. Claus' position with the Company.

7. *Revise Item 1(d) and (e) to disclose information as of the filing date of your offering statement.*

Response:

Comment complied with. The identities of record and beneficial owners holding 5% or more of the Company's securities has been set forth as of the latest practicable date (August 1, 2011) under "Principal Stockholders" on pages 57-58 of the Amendment. This information will be updated again to the most recent practicable date on filing of Amendment No. 4 to the Offering Statement.

8. *Please revise the disclosure in Item 1(d) to reflect the record owners. In addition, Item 1(e) should clearly reflect the beneficial owners. Please see Rule 13d-3 of the Exchange Act for the determination of beneficial owner.*

Response:

Comment complied with. Please see the new disclosure on pages 57-58 of the Amendment

9. *We note the disclosure in Item 1(f) that there are no promoters other than its officers and directors. Please clearly identify each promoter in this section, as required by Item 1(f). Please see Rule 405 of Regulation C for the definition of promoter.*

Response:

Comment complied with. Please see in particular the disclosure under "*We have extensive business, management, ownership and technology ties to ZeroNines that may subject us to a number of operational, technology and staffing risks, including potential conflicts of interest, which could individually or collectively harm our operating results or financial position*" on page 17 of the Amendment.

10.   *We note your disclosure on page six. We further note that your list is not exhaustive. It does not reflect all of the representations set forth in Rule 262(b) of Regulation A.*

Response:

Comment superseded. As the partial representations have been removed and there is no requirement that all representations be reproduced, no representations are set forth in the Amendment. Were any of the disclosable events under Rule 262(b) applicable, the Company would have disclosed such events under "Business – Legal Proceedings" or "Management." However, none of such events are applicable.

11.   *Please revise to disclose the method by which the securities are to be offered in the noted jurisdictions. See Item 4(b) of Part I.*

Response:

Comment complied with. The method by which the securities will be offered is discussed fully on the cover page and under "Plan of Distribution" on pages 63-64 of the Amendment.

12.   *We note the disclosure that no consideration was paid for the stock issuances. The disclosure in this section that no consideration was paid is inconsistent with the financial statement disclosure, which does reflect consideration. Please reconcile.*

Response:

Comment complied with. Please see the revised disclosure under "Dilution" on pages 27-28, and the disclosure on page 55 under "Related Party Transactions and Conflicts of Interest."

13.   *Since the company was incorporated in the past year, the disclosure in this section should reflect all of the securities issued. However, the disclosure in this section is not consistent with the disclosure in the financial statements. Please reconcile.*

Response:

Comment complied with. The securities issued since inception are reflected in the disclosure throughout the Form 1-A.

14.   *Please disclose the amount of securities issued, rather than or in addition to the percentage.*

Response:

Comment complied with. Please see "Principal Stockholders" on page 56, wherein the amount of securities issued is disclosed together with the existing percentages, percentages after the minimum offering, and percentages after the maximum offering.

15.   *We note your reliance on Regulation A as the exemption for issuing unregistered securities. Please revise to briefly state the facts relied upon to make the exemption available. See Item 5(c) of Part I. In addition, we are unable to locate a prior Form 1-A. Therefore, please address the concerns raised in Comment 1 for these stock issuances.*

Response:

Please see the response to comments 1 and 2 above.

16. *We note your statement that you have provided the information required by Offering Circular Model A. Please provide the specific disclosure required by Model A to Form 1-A. Each question and any notes, but not any instructions thereto, shall be restated in their entirety. This would include headings such as "Cover Page" and parenthetical notes like (See Question No. 22), etc. We also note that some Questions of Model A have not been included at all or have only been answered in part. See, for example, Question 4(b). Please revise the offering circular accordingly. We may have additional comments.*

Response:

Comment complied with. The Amendment includes the narrative and financial information required by Form 1-A, presented in a clear and concise manner that is organized in the manner most familiar to investors (similar to that in a prospectus for a registered offering). We note further that the general instruction to Part I of Form 1-A permits the omission of the text of each item in the form. We have provided the Staff a cross reference sheet at the end of this correspondence, as described above, to facilitate the location of information required by the Form.

17. *We note your offering, in addition to having a maximum threshold amount, also has a minimum threshold amount. Please revise here and where appropriate to reflect this aspect of the offering.*

Response:

Comment complied with. Disclosure pertaining to the minimum and maximum offerings has been added in the Summary (pages 6-7), Risk Factors (page 24), Dilution (pages27-28, Use of Proceeds (page 29-30), and Capitalization (page 31).

18. *We note that you represent yourself as an operating company on the cover page, and in the risk factors section as a development stage company by heading and in the narrative that you have "no prior operating history" while also calling yourself an "operating company." Please clarify your disclosure and expand on why you believe the company is an operating company when it has no operating history or revenues to date.*

Response:

Comment complied with. References to ZenVault being an operating stage company have been removed from the Form 1-A, and disclosure concerning the company's development stage status appears in the Summary (page 1), Risk Factors (page 13), Management's Discussion and Analysis of Financial Condition and Results of Operations (page 35), and Business (page 38).

19. *Please explain the state file number. If you do not have one, please leave that section and the qualification date blank.*

Response:

Comment superseded. References to state file numbers have been removed from the Form 1-A.

20. *Please disclose the duration of the offering.*

Response:

Comment complied with. The duration of the offering has been disclosed on the cover page (initial paragraph), and Plan of Distribution (page 63), in addition to on the opening page of the subscription agreement.

21. *We note the statement that the information contained in the offering circular is confidential and proprietary. Please note that Form 1-A is publicly available once filed. Please remove this statement and any similar disclosure elsewhere in the offering circular. In addition, please explain the reference to a non-disclosure agreement. We are unable to locate such agreement as an exhibit.*

Response:

Comment superseded. We have removed any reference to confidentiality except in the legend following the Table of Contents.

22. *We note your disclosure on page four that "[t]he only one who creates and knows your password is you. If you lose it, we cannot help you." Please clarify whether one is able to recover access to the portal in the event they lose their password.*

Response:

Comment superseded. This disclosure has been eliminated, as the operational issue identified is not material to the disclosure in question. The Company does have a means of retrieving passwords, but it can only be exercised by an officer in instances where the account holder has provided key account information to the Company officer.

23. *We note the promotional disclosure provided in this section, such as the statement that "ZeroNines Technology has successfully deployed the only software platform that can run multiple transactions, in real time, across the globe while providing the highest level of availability and security," "launching many new products with Fortune 500 Companies," and that "ZenVault sits in the pole position to deliver the lowest cost to its medical customers per transaction because we do not have to outsource any part of the transactional software." Please revise to provide the basis for these statements or remove.*

Response:

Comment complied with. The statements in question have been removed.

24. *We note the statement that ZeroNines has subordinated its interest to the investors in this offering by granting them at least a 50% cash return before ZeroNines and/or the Founders participate in any profits. Please provide clear disclosure that the company has not obtained any revenues to date and there is no guarantee that the company will generate revenues or profits.*

Response:

Comment superseded. The Company has eliminated disclosure in inappropriate locations in the Form 1-A which previously discussed the liquidation preference. We believe that new risk factors now adequately disclose the lack of Company revenue or profit (*e.g.*, Summary, page 4, and Risk Factors, pages 13-14).

25. *We note the references to your founders working for AT&T and Hitachi Data Systems before forming ZeroNines. Please add disclosure to the business experience section or remove the disclosure in this section.*

Response:

Comment complied with. Detailed biographies have been added under "Management" on pages 48-49 for each officer and director, as well as the director nominee.

26. *Please relocate this disclosure into the business section, as the format should follow Model A exactly.*

Response:

Comment superseded. Please see the new management disclosure that begins on page 48 and which continues through page 53.

27. *Please remove the picture, as the company is still a development stage company.*

Response:

Comment complied with.

28. The risk factor focusing on the fact that you are a development stage company discusses other risks that should be included as separate risks, such as the governmental regulation, rapid change in the software and computer industries, and the conflicts of interest of management of the company and ZeroNines.

Response:

Comment complied with. Extensive additional risk factors have been added concerning the Company's business, as disclosed on pages 13-23.

29. We note the statement in the fourth risk factor on page six that you believe it is possible a claim could be brought against you in the event an individual should "perish." Please revise to expand on how this situation may arise.

Response:

Comment superseded. The Company does not believe this disclosure was material to the Form 1-A and it has been removed from the Form 1-A.

30. When citing information, provide the complete citation for the source. For instance, we note your disclosure on page eight beginning "[t]he Wall Street Journal reports. . ." Provide us supplementally with copies of the information upon which you relied.

Response:

Comment superseded. References to external sources have either been removed or have been included with specific reference to the source of such reports (e.g., governmental sources).

31. Please revise to explain the abbreviations PHR, EMR, and "NFL" cities.

Response:

Comment complied with. The abbreviations "PHR" and "EMR" are explained on page 1 of the Summary, as well as page 38 of the Business section. The term "NFL cities" has been removed.

32. We note your bulleted list of benefits to consumers on page nine. Please expand on each of these points as it is unclear how the web portal will be able to provide the stated benefits such as helping to prevent delays in treatment or inappropriate or harmful treatments. In addition, it appears that emergency medical personnel would have to be able to access such information in order to utilize the information. Please explain how they would be able to access such information in emergency situations, given the password protected information.

Response:

Comment superseded. The cited disclosure has been removed from the Form 1-A, and the EMS module has only been referenced in connection with the use of proceeds. The Company acknowledges that additional information may be provided to customers concerning the operation of the EMS module once that module is created and introduced.

33. Please explain the differences in the product between the free version and the subscription version. Also, please provide clear disclosure of which aspects of your product are complete and which are still in development. We note for instance, the references to Phases I and II in Question 4(a).

Response:

Comment to be addressed in subsequent amendment.

34. Please disclose the material terms of the agreements with ZeroNines and MDe Solutions.

Response:

Comment superseded. As the Company has not derived any revenue to date from the agreement with MDe Solutions, the Company believes that detailed references to this agreement are inappropriate at the current time. The Company intends to amend or supplement the disclosure concerning this agreement if materiality is demonstrated subsequently through revenue generation.

35. *We note that your portal is "substantially complete." Revise to address the remaining steps necessary to complete the portal. Include in your discussion any resources needed, the cost of such resources and estimated completion dates for each step.*

Response:

Comment complied with. The Company notes that, like many similar portals, the ZenVault portal is subject to continuing modifications and updates that have and will occur from time to time. As evidenced under "Use of Proceeds," the Company will be devoting considerable additional resources to adding the EMS and medical practitioner modules, and intends to add more functionalities to the portal as time and resources permit.

36. *We note your discussion regarding your competitors. Please revise here and elsewhere to provide a balanced presentation of your competitive position. Address, among other things, the industry and any recognized trends within the industry, the size of your competitors, the financial resources of the companies and the market strengths of your competitors as compared to your company. Provide the basis for your statements about the recurring outages and poor reputations in personal data privacy of your competitors to which you refer on page 10.*

Response:

Comment complied with. Please see the new disclosure in the risk factor on page 20, and the "Business – Competition" section on page 43.

37. *Discuss the differences between the premium and free versions of the portal. Include in your discussion the features of each and the premium version price.*

Response:

Comment to be addressed in subsequent amendment, as referenced in response to comment 33 above.

38. *Please revise the table on page 11 to focus on the variation in product or service features. Your focus has been on availability of access, rather than the features included in each service. In addition, provide such disclosure for both your free and premium versions.*

Response:

Comment complied with. We have removed the table in question and will be including additional disclosure in the subsequent amendment concerning the free and premium versions of the service.

39. *Please provide the basis for your statement that you are "an early adopter, first-to-market head-start" over other consumer solutions.*

Response:

Comment superseded. The cited disclosure has been removed from the Form 1-A.

40. *Revise to expand on your marketing strategy. Include in your discussion, whether you have had any discussions with the referenced "established marketers and organizations" and if so, what stage those discussions are in. Describe in more detail the "large social networks of individuals" who would benefit from the use of the site and its related services. Finally, disclose the material terms of the licensing agreement with MDe Solutions.*

8

Response:

Comment superseded. The disclosure cited by the Staff has been removed from the Form 1-A, except the reference to the license agreement with MDe Solutions. Again, until such time as that agreement results in revenue to the Company, the Company does not believe that the terms of that agreement are material to investors.

41.   We note your disclosure regarding the Castle Rock, CO property, at which you co-occupy space with ZeroNines Technology. We further note your disclosure that you do not pay rent or lease the property "for the time being." Please revise to disclose the material terms of any arrangement you have with ZeroNines Technology regarding this and any other property.

Response:

Comment complied with. Please see the revised disclosure under "Business – Facilities" on page 44 of the Amendment.

42.   We note your statement on page 13 that you entered into agreements with ZeroNines in July 2010 and your statement on page 15 that your first board of directors meeting was held in June 2010. We further note your inception is August 2010. Please reconcile these and other inconsistencies concerning dates throughout your offering statement.

Response:

Comment complied with. The inconsistent disclosure has been removed or revised throughout the Form 1-A as necessary.

43.   Revise to clarify what you mean by the statement on page 14 that the company's "archiving of medical information someday will be under strict Federal regulation" through HIPPA. If there is current governmental regulation, clearly discuss.

Response:

Comment complied with. Please see the expanded disclosure concerning governmental regulation on pages 16-17 of "Risk Factors" and page 42 under "Business – Regulation."

44.   Please explain the statement in the fifth milestone that others will handle the billing.

Response:

Comment superseded. The milestone discussion was not material disclosure and has been removed.

45.   Please revise the last milestone to focus on the future milestones, rather than focusing on the one licensing agreement you have entered into.

Response:

Comment superseded. The milestone reference has been removed as described above.

46.   Revise to expand on your discussion regarding the development of channel partners on page 17. Address, among other things, what channel partners are, whether you have had discussions with any potential channel partners and estimate the percentage of customers you believe will come from channel partners in the future, versus from the company's marketing efforts.

Response:

Comment complied with. Please see the expanded discussion of strategic partners appearing on page 2 of the Summary, pages 14 through 16 under "Risk Factors," on page 35 under "Management's Discussion and Analysis of

Financial Condition and Results of Operations – Recent Developments," and on page 39 under "Business - Our Sales, Marketing and Revenue Generation Strategies."

47.   *Please revise the disclosure in response to Question 5, as you have had net losses.*

Response:

 Comment complied with. Disclosure throughout the amendment has been updated to reflect the fact that the Company has generated net losses.

48.   *Under Question 6, tell us why you believe it is appropriate to include the note related to the liquidation preference or revise to remove such disclosure.*

Response:

 Comment complied with. The reference to the liquidation preference no longer appears in the discussion of the determination of the offering price on pages 25-26 under "Risk Factors" and has been removed from the discussion on page 64 under "Plan of Distribution – Determination of Offering Price."

49.   *Please revise your response to Question 7(a) to provide the current net tangible book value, not reflecting this offering.*

Response:

 Comment complied with. Please see the revised dilution calculations on pages 27-28.

50.   *Revise to present the Question 8(a) information for the minimum number of shares sold. Furthermore, we note that your statement in Question 8(b) that your minimum threshold for the offering is $2.5 million, rather than $250,000, as presented throughout your offering statement. Please revise this inconsistency and present the information required by Question 8(b) for the $250,000 minimum offering value. Please explain the statement in Question 8(a) that "each group ... shall absorb future dilution equally." Clarify how this is implemented in light of the different classes of securities. Lastly, please explain how you calculated the post-offering value in response to Question 8(b).*

Response:

 Comment complied with. Please see the revised disclosure concerning the minimum amount of the offering and the expanded references to the ownership equalization provisions of the different classes of the Company's stock on page 6 of the Summary (notes 1 and 2), page 28 under "Dilution," page 57 under "Principal Stockholders" and on pages 59-60 under "Description of Capital Stock."

51.   *Under Question 8, we note you include liquidation preference premium shares in your post-offering value calculation. Based on Section 1.1 of the Preferred Series A Stock Provisions, it appears such premium would only be provided upon liquidation. Tell us why you believe it is appropriate to include such shares in your post-offering value calculation or revise to remove.*

Response:

 Comment complied with. Post-offering value calculations no longer refer to the liquidation preference.

52.   *If any of the salaries may be used to pay officers or directors, please clearly disclose and state the amount that is allocated for each officer or director, and differentiate the amount that is currently owed and the amount that is allocated to future compensation. Please explain the statement that there are no accrued back*

 salaries with the statement that the proceeds will be used for partial payment as salaries to the engineers and management.

Response:

Comment complied with. Please see the expanded disclosure on pages 29-30 under "Use of Proceeds" and the conformed disclosure on page 49 under "Management – Executive Compensation."

53. Please revise the use of proceeds table to clearly reflect that the amount allocated for ZenVault Design and Build is for a contract payment and is payable to a related party. In addition, the disclosure on page 13 refers to two separate contracts, both of which have a provision that half of the amount raised in a public offering will be used to pay the contract amounts. It would appear that these two contract provisions would both be allocated half of the proceeds of the offering until the total amounts are repaid. That would appear to allocate the entire use of proceeds to these two payments until one of the contract payments has been paid in full. Please revise the use of proceeds table to clearly reflect the payment of both contract amounts. In addition, please add narrative disclosure regarding the amount that will be allocated to the payment of both contractual amounts.

Response:

Comment complied with. The payments to Z9 Services Group, LLC and the description of how those payments will vary are described on pages 29-30 under "Use of Proceeds." Conforming disclosure has been added on pages 54-55 under "Related Party Transactions and Conflicts of Interest."

54. We note the amount allocated to working capital. Please provide separate sub-categories for working capital.

Response:

Comment complied with. Please see the revised use of proceeds table and the disclosure immediately below the table on page 29 under "Use of Proceeds."

55. Revise your disclosure under Question 11 to address the company's liquidity and cash flow positions if the company's offering does not meet the minimum offering requirements.

Response:

Comment complied with. Please see the additional disclosure on pages 29-30 under "Use of Proceeds."

56. Please revise your capitalization table to address the following or tell us why you believe such information, as presented, is appropriate:
• Revise to remove the liquidation premium rows for each type of security
• Revise to remove the Retained for Reverse Merger Option row
• Revise to remove the Reserved for Additional Founder row
• Revise to remove the ISOP Plan row
• Revise to remove the Fully Diluted row
• Clarify why Total Equity equals $0 at December 31, 2010.

Response:

Comment superseded. The capitalization table on page 31 has been completely revised to eliminate the references noted by the Staff and to conform the table to present the required and appropriate information.

57. Please revise your Question 18 disclosure to address how and when an investor may choose between the given dividend choice. Also, please explain the 50% liquidation preference premium. Lastly, please discuss the callable nature of the preferred stock.

Response:

Comment complied with. Please see the disclosure on page 6 of the Summary and the description of the investor choice between dividends and the liquidation preference on page 60 under "Description of Capital Stock."

11

58. *We note your disclosure under Question 19 of Part II. Please revise to indicate whether there are restrictions on dividends under loans or other financing arrangements as required by the form requirement. In addition, disclosure of the restrictions should be discussed in the offering circular, instead of referring investors to the Preferred Series A Stock Provisions.*

Response:

Comment complied with. Please see the new disclosure under "Rank" on page 60 beneath "Description of Capital Stock."

59. *We note the statement on page 26 that "no resale of the Preferred Series A stock is allowed under the Regulation A guidelines and rules promulgated by the SEC." Please explain this statement. Regulation A is a public offering, and therefore the securities would be freely tradable.*

Response:

Comment superseded. The cited disclosure has been removed from the Amendment.

60. *Revise to describe, if known, the compensation to be paid to any finders the company may identify as required by Question 22 of Part II. If such information is not known, please confirm that the company will amend the Form 1-A to reflect such information once known.*

Response:

Comment complied with. Please see the new disclosure on the cover page of the Preliminary Offering Circular, and the conforming disclosure under "Plan of Distribution" on pages 63-64.

61. *Please revise to reconcile your disclosure under Question 21 that "[t]here are no selling agents" with your disclosure under Question 23 that neither the company nor its management "has any relationship to any known selling agent."*

Response:

Comment complied with. The inconsistency has been removed through the addition of the disclosure cited above.

62. *We note the three individuals who will be offering securities in Question 24. In this regard, please clarify whether any of these individuals is a registered broker-dealer or will be relying on an exemption. To the extent you are relying on Exchange Act Rule 3a4-1, please supplementally provide us with sufficient facts and an analysis as to how the elements of the Rule are satisfied. Furthermore, please clarify Mr. Hanshew's connection to the company. We note he is not listed as an officer.*

Response:

Comment superseded. The Company has elected not to engage Mr. Hanshew as a finder and, accordingly, his name no longer appears in the Amendment. The criteria pertaining to the three officers' participation in the offering that apply under Rule 3a4-1 are set forth on page 63.

63. *Revise to describe herein all limitations and restrictions that apply as required by Question 25.*

Response:

Comment complied with. All limitations and restrictions are now described on pages 24-25 under "Risk Factors" and on pages 59-63 under "Description of Capital Stock."

64. *Please reconcile the disclosure in Question 26 that you will not use an escrow agent with references elsewhere in the offering circular and the subscription agreement to an escrow.*

Response:

Comment complied with. References to the escrow agent have been conformed throughout the Amendment.

65. *We note your disclosure that the offering is made with a $250,000 minimum proceeds requirement. Please disclose in Question 26(b) when the funds will be returned in the event the minimum proceeds are not achieved.*

Response:

Comment to be addressed in subsequent amendment.

66. *Please revise your response to Question 27 to clearly disclose the restrictions on resale and the future restrictions.*

Response:

Comment superseded. The Company is in the process of amending its bylaws and will be filing amended and restated bylaws in the next amendment to the offering statement. The bylaws, as amended, and the amended and restated articles of incorporation filed as an exhibit to the Amendment, will not or do not contain restrictions such as those cited by the Staff.

67. *Revise to quantify in hours the amount of time Messrs. Gin, Fukuhara, and Tarutis will spend on company matters.*

Response:

Comment complied with. Please see the additional disclosure under "Management – Employment Agreements" on page 51 of the Amendment.

68. *Please revise to disclose the required Question 30 information (your Question 31) for Mr. Claus, your Chief Operations Officer. Also, please include the telephone number for Mr. Fukuhara.*

Response:

Comment complied with. Biographical information for Mr. Claus appears on pages 48-49 under "Management – Executive Officers and Directors." The Company's telephone number listed on page 5 in the Summary and on page 44 under "Business – Corporate Information" is the number through which Mr. Fukuhara may be reached.

69. *Please explain the statement in Question 34 that the outside or other directors will be filled by investors.*

Response:

Comment superseded. The cited disclosure has been removed and new disclosure concerning the addition of directors in the future has been added on page 52 under "Management – Director Independence."

70. *We note your disclosure on page 37 that it is estimated to cost $25,000,000 and several years "with a full team of engineers" for a company to develop what ZeroNines software does. Please provide your basis for this statement or remove.*

Response:

Comment complied with. The cited disclosure has been removed.

71. *We note the table you present in response to Question 37. Please revise to include only the information required by Question 37 in substantially the format given.*

Response:

Comment complied with. A new principal shareholder table has been presented on pages 57-58 of the Amendment under "Principal Stockholders."

72. *Please revise the disclosure in Question 39(b) to clearly reflect the contractual arrangements with ZeroNines, as that question covers doing business with entities controlled by officers, directors, and shareholders.*

Response:

Comment complied with. Please see the expanded disclosure on pages 54-56 concerning contractual arrangements with ZeroNines.

73. *Please revise your Question 40 table to present the stock compensation and options received for each officer as a dollar value. Also, revise to provide all compensation to managers as a group; we note that only "cash" is addressed. In addition, we note the disclosure on page 38 that the officers are shared employees with ZeroNines and that you split the expenses and payroll costs. Therefore, it would appear that the compensation should include any direct and indirect compensation through ZeroNines.*

Response:

Comment complied with. The Company has presented the stock compensation reflected in monthly option grants to the executive officers on page 49 under "Management – Executive Compensation." As the Company's common stock is not quoted in any market, we have not set forth the dollar value of the stock option grants, as this information would necessarily be based on the grant price of the options and, accordingly, the dollar value would be negligible. References to "splitting expenses and payroll costs" have been removed, as no such split is made. The criteria for the executive officers to begin drawing salaries from the Company are set forth in the last paragraph on page 49.

74. *Please reconcile the fact that your table, on page 40, displays remuneration for officers, directors and key personnel during the last fiscal year with your statement on page 40 that "[r]emuneration will commence upon funding of this [o]ffering." In addition, please clearly discuss the change in compensation after the offering.*

Response:

Comment complied with. Inconsistencies have been eliminated and the change in compensation after the offering is clearly described on the bottom of page 49.

75. *Please revise to provide the basic terms for the shares discussed under Question 41(a).*

Response:

Comment complied with. The basic terms of the options are discussed on pages 49, the footnotes to the principal stockholders' table on pages 57-58, and on page 62 under "Description of Capital Stock – Equity Compensation Plan Information."

76. *Revise the number of shares under Questions 41(b), as the number of shares subject to issuance under presently outstanding stock purchase agreements, options, warrants or rights should not be included in this figure.*

Response:

Comment superseded. The cited disclosure now appears in the new table on page 62 under "Description of Capital Stock – Equity Compensation Plan Information."

77. *Please discuss in greater detail the specific conflicts of interest that may arise involving the officers and directors.*

Response:

Comment complied with. Please see pages 17-18 under "Risk Factors" and pages 55-56 under "Related Party Transactions and Conflicts of Interest."

78. *Given the lack of revenues to date, please remove the statement that you expect gross margin of 70% next year.*

Response:

Comment complied with. This statement has been removed.

79. *We note your disclosure on page 4 of the Offering Circular that ZeroNines is the "corporate parent" of ZenVault Medical and your disclosure on page 44 that the management of ZeroNines is spinning-off the brand name ZenVault Medical. Based on this disclosure it appears ZeroNines is divesting the ZenVault Medical portal technology to you. As such, please revise to include historical financial statements for the two most recent fiscal years and subsequent interim period (i.e. prior to your inception) that present the expenses related to ZeroNine's design and development of the ZenVault Medical portal technology, including all relevant corporate allocations. If you do not believe this technology is being divested to you, please provide a detailed response of your basis for this conclusion.*

Response:

Comment superseded. As discussed on page 5 in the Summary, on page 18 under "Risk Factors," and on pages 54-55 under "Related Party Transaction and Conflicts of Interest," the Company and ZeroNines entered into the Asset Purchase, License and Revenue Participation Agreement in August 2011 in order to clarify the issues raised by the disclosure cited by the Staff. Also, separate financial statements have been presented for the ZeroNines Assets Sold in the Amendment for the pre-incorporation period when ZeroNines was conducing design and development of the ZenVault portal.

80. *In connection with the comment above, we note on page 15 of the Offering Circular that there were several business activities prior to ZenVault's incorporation. Tell us where such activity is recorded in your financial statements.*

Response:

Comment complied with. Please see the discussion on page 7 of the Summary, page 33 under "Selected Unaudited Financial Data," the discussion of the results of operations of the ZeroNines Assets Sold on page 36 under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements for the ZeroNines Assets Sold on pages F-2 through F-9 of the Amendment.

81. *Please note compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountant's compilation report from your offering statement and any references thereto.*

Response:

Comment complied with. The compilation report and any references thereto have been removed from the Amendment.

82. *We note you recorded a deferred tax asset of $87,939 with no related valuation allowance. Please provide us with your detailed analysis supporting your valuation, including your consideration of both positive and negative evidence. Refer to FASB ASC 740-10-30-16 to 24.*

Response:

Comment complied with. As the Company is in the development stage, the financial statements have been modified to place a 100% valuation allowance against the deferred tax asset as outlined in note 5.

83. *Considering your planned business is to generate revenue from a personal health portal, it appears interest income should be classified as other operating income versus revenue. Please advise or revise.*

Response:

Comment complied with.

84. *Please revise to present your earnings per share calculation as required by FASB ASC 260-50.*

Response:

Comment complied with. The Company believes that the earnings (loss) per share calculation as outlined under FASB ASC 260-50 is only required for public companies. However, the Company has made this change on page F-11, and in note 11 on page F-20.

85. *We note your supplemental cash flow disclosure related to the exchange of preferred stock for technology on November 14, 2011. The date appears to be a typographical error. Please advise or revise.*

Response:

Comment complied with. Please see page F-13.

86. *Please revise to disclose how you currently allocate the expenses and payroll costs of shared officers and employees of ZeroNines and ZenVault.*

Response:

Comment complied with. Please see the additional disclosure on page F-14 under "Software Technology."

87. *We note your disclosure on page 13 of the Offering Circular that you plan to generate revenue in the second quarter of 2011. As such, please revise to disclose your specific accounting policy related to revenue recognition.*

Response:

Although no revenue has been generated to date, the Company has added its revenue recognition policy on page F-15 of the financial statements.

88. *Please tell us whether ZenVault has incurred expenses related to the development of the portal in the year ended December 31, 2010. If such expenses were incurred, please tell us the nature of these costs and your accounting treatment for such costs.*

Response:

As discussed in response to comment no. 86 above, additional disclosure has been added in note 2 on page F-14 under the caption "Software Technology."

89. *We note you acquired technology from a shareholder for 4,493,198 shares of Series B Preferred Stock. You valued this transaction at the par value of the preferred stock transferred. It appears that the transfers of non-monetary assets by your shareholders just prior to or contemporaneous with an offering should be recorded at the transferor's (i.e. shareholder's) historical basis. Refer to the guidance in SAB Topic 5G. Please revise or provide us with a detailed discussion supporting your accounting treatment, including references to relevant authoritative accounting literature.*

Response:

Comment complied with. The transferor's historical cost was determined and the preferred stock was recorded at this value in accordance with SAB Topic 5G. The value of the price per share was determined by taking the transferor's historical cost divided by the total shares issued. The total costs incurred through December 31, 2010 were $247,210. The financial statements have been modified accordingly. Additional footnote disclosure has been added in note 2 on page F-14 and note 12 on pages F-20 and F-21 to discuss that such amount approximates historical cost and is based upon allocated costs.

90. *We note your disclosure that the Design and Build Contract requires the payment of $620,000 payable over the terms of the contract. It appears you have received access to the portal as of December 2010 and the non-cash portion of the consideration transferred was recorded in 2010. Please tell us whether this liability exists at yearend and provide a discussion of your accounting treatment.*

Response:

The ZeroNines technology costs relative to the $620,000 are expected to occur in 2011 and no amounts are payable until at least the minimum offering is closed or ZenVault generates revenue from one or more customers. Accordingly, as of December 31, 2010, no liability existed and therefore is not reflected on the financial statements as of December 31, 2010. Additional disclosure has been added to note 12 on pages F-20 and F-21, and Note 12 on page F-35, concerning the Design and Build Contract.

91. *We note on page 22 of your Executive Summary (Section 1 of Support Documentation), you provide a discussion of certain License fees and Service Level Agreements related to the ZeroNines technology. Please revise to discuss the nature of these agreements and any other agreements with ZeroNines Technology herein.*

Response:

Comment complied with. Please see notes 12 and 13 on pages F-20 through F-23, note 12 on page F-35, and Note 14 on pages F-36 through F-38.

92. *Please revise to clearly refer to the documents as exhibits and provide the exhibits index as required by Item 1 of Part III of Form 1-A.*

Response:

Comment complied with. Please see the Exhibit listing which appears on the first page of Part III and in the forepart of the Exhibit volume.

93. *It appears that not all exhibits required by Part III, Form 1-A have been included in your offering statements. For instance, we note the absence of a legality opinion. Please include all required exhibits with your next amendment.*

Response:

We expect to file an additional amendment with exhibits during the week of September 12, 2011 that will include many, if not all, of the remaining exhibits to be filed with the Form 1-A.

94. *Please file as an exhibit the Design and Build agreement with ZeroNines Technology, and the agreement between ZeroNines Services Group, LLC and the company referred to on page 13 of The Offering Circular.*

Response:

The Design and Build Contract will be filed as an exhibit to the Form 1-A in the amendment to be filed this week, as will the MDe Solutions agreement.

95. *We note the Executive Summary, Form 1-A, Capitalization Table and Proposed Ad Slick 2010 provided as supporting documents. Please remove, as they are not exhibits. If you wish to include the Executive Summary information in the offering circular, please note that we may have additional comments based upon the disclosure. Please clarify supplementally whether the Proposed Ad Slick 2010 has been used by the company.*

Response:

All extraneous documents that are not exhibits have been removed from the Amendment.

96. *We are unable to locate Schedule 1 to the Subscription Agreement. Please file the agreement in its entirety.*

Response:

Comment superseded. Please see the new subscription documents included as Exhibit 4.1 to the Amendment.

97. *Please explain the acknowledgments in Section 2.11 and 2.12, as it would appear the company should make that determination and not the investor. In addition, this would appear to limit the potential investors, and should be clearly disclosed in the offering circular.*

Response:

Comment superseded. The revised subscription documents do not include the language cited in this comment.

98. *The representations specified in the subscription agreement requiring subscribers to represent that*
     • "He has read and is familiar with the Private Placement Memorandum;"
     • "He has carefully reviewed and understands the risks of ... a purchase of ZenVault;"
     • "He or his representative ... have been afforded the opportunity to obtain any additional information and ask all questions concerning the Company ... to verify the accuracy of any representations or information;"
     • "He has such knowledge and experience in business and financial matters ... or has been advised by others;" and
     • "Purchaser agrees to indemnify the Company ....;"

     should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment. See similar provisions in the Investor Questionnaire.

Response:

References to the prior representations cited by the Staff were removed from the subscription documents and no longer appear therein.

99. *Reconcile representation that the company has answered all inquiries of the purchaser and his representative: given the representation set forth on the table of contents page in the offering circular.*

Response:

The representation set forth on the table of contents page has been modified, as has the representation in the subscription documents.

100. *Please remove the reference to Rule 506 of Regulation D as the exemption for this offering, as this offering is being made pursuant to Regulation A.*

Response:

Comment complied with.

101. Please provide the basis for the projections used in the capitalization table to the subscription agreement.

Response:

Any projections have been removed and the capitalization table has been conformed as described above.

102. We note that you have not filed Exhibit B to the Reseller Distribution Agreement. Please file this agreement in its entirety.

Response:

Comment to be complied with. We will file this exhibit as part of the next amendment to the Form 1-A.

*****

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
   Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*

ZENVAULT MEDICAL CORPORATION

CROSS REFERENCE SHEET FOR FORM 1-A AND MODEL FORM A REQUIREMENTS TO AMENDMENT NO. 3 TO FORM 1-A

Form 1-A Item No. or Model A Disclosure Requirement	Caption and Page References in Amendment No. 3
1. Significant Parties...................	Management – pages 48-53; Principal Stockholders – pages 57-58; Plan of Distribution – pages 63-64; Legal Matters – page 65.
2. Application of Rule 262...........	Inapplicable; see Management – pages 48-53.
3. Affiliate Sales......................	Inapplicable; see Principal Stockholders – pages 57-58, and Plan of Distribution – pages 63-64.
4. Jurisdictions in Which Securities Are to be Offered.....	Plan of Distribution – pages 63-64.
5. Unregistered Securities Issued or Sold Within One Year........	Questions and Answers About the Rescission Offer – pages 10-12; Risk Factors – Risk Factors Related to the Rescission Offer – pages 23-24; The Rescission Offer – pages 45-47; Related Party Transactions and Conflicts of Interest – pages 54-56; Principal Stockholders – pages 57-58; Description of Capital Stock – Equity Compensation Plan Information – page 62; Legal Matters – page 65.
6. Other Present or Proposed Offerings..........................	Inapplicable.
7. Marketing Arrangements........	Plan of Distribution – pages 63-64.
8. Relationship with Issuer of Experts Named in Offering Statement........................	Legal Matters – page 65.
9. Use of a Solicitation of Interest Document..............	Plan of Distribution – page 64.
10. Cover Page.......................	Cover Pages.
11. Table of Contents...............	Table of Contents – pages (i)-(ii).
12. The Company....................	Summary – Corporate Information and History – page 5; Business – Corporate Information – page 44.
13. Risk Factors......................	Risk Factors – pages 13-26.
14. Business and Properties.........	Summary – pages 1-5; Management's Discussion of Financial Condition and Results of Operations – pages 35-37; Business – pages 38-44.

Form 1-A Item No. or Model A Disclosure Requirement	Caption and Page References in Amendment No. 3
15. Offering Price Factors............	Risk Factors – page 13 and page 24; Dilution – pages 27-28.
16. Use of Proceeds..................	Risk Factors – page 26; Use of Proceeds – pages 29-30.
17. Capitalization.....................	Capitalization – page 31-32.
18. Description of Securities.........	Description of Capital Stock – pages 59-62.
19. Plan of Distribution..............	Cover Pages; Plan of Distribution – pages 63-64.
20. Dividends, Distributions and Redemptions.................	Risk Factors – page 26; Dividend Policy – page 31.
21. Officers and Key Personnel of the Company..................	Management – pages 48-53.
22. Directors of the Company.......	Risk Factors – page 22; Management – pages 48-53.
23. Principal Stockholders..........	Principal Stockholders – pages 57-58.
24. Management Relationships Transactions and Remuneration.........................	Management – Family Relationships – page 49; Management – Executive Compensation – pages 49-50; Management – Potential Payments Upon Termination or Change in Control – pages 51-52; Management – Employment Agreements – Page 51; Related Party Transactions and Conflicts of Interest – pages 54-56.
25. Litigation........................	Business – Legal Proceedings – page 44; The Rescission Offer – Effect of the Rescission Offer – page 45.
26. Federal Tax Aspects...........	Inapplicable.
27. Miscellaneous Factors.........	Special Note Regarding Forward – Looking Statements – pages 8-9; Questions and Answers About the Rescission Offer – pages 10-12; The Rescission Offer – pages 45-47.
28. Financial Statements..........	Index to Financial Statements and Financial Statements – pages F-1 through F-38.
29. Management's Discussion and Analysis of Certain Relevant Factors..............	Management's Discussion and Analysis of Financial Condition and Results of Operations – pages 35-37.
30. Item 1 and 2 – Index to Exhibits and Description of Exhibits.....................	Item 1 and Item 2 – Index and Description of Exhibits.
31. Signatures.....................	Signatures.